LEV & BERLIN, P.C.
ATTORNEYS AT LAW
200 CONNECTICUT AVENUE - 5TH FLOOR
NORWALK, CONNECTICUT 06854
203-838-8500
Facsimile: 203-854-1652
Toll Free: 800-377-4508
www.levberlin.com

DUANE L. BERLIN		DONALD M. KLEBAN×
DONNA M. LATTARULO °	Writer's Direct Dial Number:	BRUCE L. LEV ¤
JANET A. BRODY +	(203) 838-8500, Ext. 18	——
ERIC S. DARMOFAL×		OF COUNSEL
——	Writer's E-Mail Address:
jbrody@levberlin.com

° ALSO ADMITTED IN NY & MA
×  ALSO ADMITTED IN NY
+  ADMITTED IN NY
¤  ALSO ADMITTED IN VA

January 23, 2007

VIA EDGAR AND
FEDERAL EXPRESS

Ms. Peggy Fisher
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Electro Energy Inc. Form S-3 File No. 333-135410 Originally Filed June 28, 2006

Dear Ms. Fisher:

               On January 23, 2007, Electro Energy Inc. (the “Company”) filed Amendment No. 1 to its Registration Statement on Form S-3 (the “Registration Statement”), revised pursuant to your correspondence dated July 24, 2006. Please note further that the opinion of company counsel, Exhibit 5.1, was filed contemporaneously therewith as per your request.

               By telephone call to this office on January 23, 2007, Eric Atallah indicated that the SEC had no further comments with respect to the Company’s financial statements and related matters that are incorporated by reference into the Registration Statement. In furtherance thereof, we have enclosed herewith for your review copies of Amendment No. 1 of the Registration Statement, revised to include appropriate updates from the previous filing.

Securities and Exchange Commission	January 23, 2007

               In light of the Commission’s willingness to declare the Company’s previously filed Registration Statement effective once the comments to the financial statements and related matters had been resolved, the Company hereby requests that the Commission grant accelerated effectiveness on or before Friday, January 26, 2007 to the Company’s Registration Statement filed herewith.

               The revised Registration Statement has been filed via EDGAR.

               Should you have any questions regarding any of the foregoing, or should you require anything further, please do not hesitate to contact the undersigned (tel: 203 838 8500; fax: 203 854 1652).

Very truly yours,

Janet A. Brody

Enclosures

cc:	Mr. Timothy Coyne Electro Energy Inc. 30 Shelter Rock Road Danbury, CT 06810

Mr. Alan Morris U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549